Exhibit 99.1

Sinovac Biotech Co. Ltd., Sinovac's Beijing Subsidiary, Obtains High-Tech Enterprise Status
Monday March 9, 2009, 8:00 am EDT

BEIJING, March 9 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (NYSE Alternext US: SVA), a leading developer and provider of vaccines in China, announced today that the Chinese government, led by the Ministry of Science and Technology of China, the Ministry of Finance and the State Administration of Taxation, jointly granted the Company's operating subsidiary, Sinovac Biotech Co. Ltd.(Sinovac Beijing), high-tech enterprise status. According to the Enterprise Income Tax Law of the People's Republic of China, Sinovac Beijing has received recognition to benefit from a 15 percent tax rate, down from a 25 percent tax rate. Sinovac Beijing will benefit from the lower tax rate for a three-year validation period, covering 2008, 2009 and 2010. Currently, all benefits of Sinovac are sourced from Sinovac Beijing.

According to the China Banking Regulatory Commission Guiding Opinions Number 94, companies with high-tech status are eligible for numerous potential benefits including, preferential treatment in obtaining other support from the government, competitive commercial bank loans and subsidized interest.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac Biotech Ltd., commented, "Receipt of high-tech enterprise status reflects Sinovac's continued strength and progress in fundamental areas such as the research and development and vaccine commercialization. As a high-tech enterprise, Sinovac is poised to benefit from substantially increased government support that provides us with financial flexibility as we maintain solid growth. We are very pleased to be granted this esteemed status and are well positioned to continue to build shareholder value."

About High-Tech Enterprise Status

High-tech enterprise status is awarded by the Chinese government to companies that consistently invest in new product development, and generate substantial revenues from their proprietary patented or innovative products. In this way, the Chinese government encourages domestic and foreign investment in advanced technologies, and has created a series of preferential tax policies to stimulate and promote the production of high-tech products, the provision of high-tech related services and technology transfers into and within China. The Ministry of Science and Technology of China, the Ministry of Finance and the State Administration of Taxation jointly promulgated the Measures For the Recognition and Administration of New and High-Tech Enterprises, which clearly specify the requirements for the recognition and administration of high-tech enterprises.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing a Universal Pandemic Influenza vaccine and Japanese encephalitis vaccine. Its wholly-owned subsidiary, Tangshan Yian is currently conducting field trials for the first domestically-developed inactivated animal rabies vaccines. Additional information about Sinovac is available on its website, http://www.sinovac.com .. To be added to our distribution list, please email: info@sinovac.com.

    For more information, please contact:

Helen G. Yang Sinovac Biotech Ltd. Tel: +86-10-8289-0088 x9871 Fax: +86-10-6296-6910 Email: info@sinovac.com	Investors/Media: Stephanie Carrington/Janine McCargo The Ruth Group Tel: +1-646-536-7017/7033 Email: scarrington@theruthgroup.com